SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT PROPOSAL

Shareholders of
Companhia Siderúrgica Nacional

The Management of Companhia Siderúrgica Nacional submits to its Shareholders the proposal for the allocation of net income related to the fiscal year ended on December 31, 2007 in the amount of R$2,905,245,149.41 and revaluation reserves made in the amount of R$300,465,402.40, summing up R$3,205,710,551.81.

     It is worth mentioning that on January 22, 2008, the Extraordinary General Meeting approved the splitting of shares issued by the Company, operation through which each share of the capital stock now is represented by 3 shares after splitting. The share/ADR (American Depositary Receipt) ratio remained at 1/1, i.e., each ADR will continue being represented by one share.

     Therefore, the amounts per share, indicated in items “a” and “b” of this proposal were calculated based on the amount of shares existing prior to splitting. The amounts per share mentioned in items “c” and “d” already consider said splitting.

The proposal is the following:

a) ratify the early distribution of dividends approved by the Board of Directors on December 21, 2007, in the amount of R$665,081,000.00, corresponding to R$2.593011 per share, paid as of January 8, 2008;

b) ratify the early payment of Interest on own Capital approved by the Board of Directors on December 21, 2007, in the amount of R$134,919,000.00, corresponding to the gross amount of R$0.526021 per share, which, subject to a 15% withholding income tax, provided the shareholders with the net amount of R$0.447118 per share, and which, subject to a 25% withholding income tax for shareholders domiciled in a country that does not assess income or assess it at the maximum rate lower than 20%, as provided for in article 8 of Law 9,779/99, provided the shareholders with the net amount of R$0.394516 per share, paid as of January 8, 2008;

c) pay R$70,671,627.00, as Interest on Own Capital, corresponding to the gross amount of R$0.091845 per share, subject to the withholding income tax;

d) to distribute R$1,244,328,575.00, as dividends, corresponding to the amount of R$1.617125 per share;

e) set up a Capex reserve in the amount of R$1,090,710,349.81, as per capital budget to be approved by the General Meeting, which will comprise, among other investments, the Company’s expansion projects and new businesses.

f) considering that the maximum limit of the legal reserve has already been attained, no amount shall be allocated to such reserve.

The Managers attending this Meeting may provide all the clarifications the Shareholders deem necessary for their decision.

Rio de Janeiro, April 2, 2008

BENJAMIN STEINBRUCH
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 03, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.